UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
DISCOVERY COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or organization)	35-2333914 (I.R.S. Employer Identification no.)

12300 Liberty Boulevard
Englewood, Colorado	80112
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Series A Junior Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
Series B Junior Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
Series C Junior Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 333-151586
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Registrant’s Securities to be Registered.
          Incorporated by reference herein is the description of the Series A Junior Preferred Stock Purchase Rights, Series B Junior Preferred Stock Purchase Rights and Series C Junior Preferred Stock Purchase Rights of the Registrant being registered hereunder contained under the headings “Description of New Discovery Capital Stock—Shareholder Rights Plan” in Amendment No. 3 to the Registrant’s Registration Statement on Form S-4 (File No. 333-151586), filed with the Securities and Exchange Commission on August 6, 2008. For convenience of reference, a copy of such information is filed as Annex A hereto. The Registrant is referred to therein as “New Discovery.”
Item 2. Exhibits.
The following exhibits are filed as part of this Registration Statement on Form 8-A.

99.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect upon initial issuance of the common stock being registered hereby) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 filed on August 1, 2008 (File No. 333-151586)).

99.2	Form of Rights Agreement, by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on July 18, 2008 (File No. 333-151586)).

ANNEX A
DESCRIPTION OF NEW DISCOVERY CAPITAL STOCK
Shareholder Rights Plan
          The New Discovery board of directors has approved the adoption of a shareholder rights plan that will include the following terms and provisions. Prior to the closing of the Transaction, the Board of Directors of New Discovery will authorize and declare a dividend distribution of the preferred share purchase rights as follows to holders of New Discovery’s common stock and convertible preferred stock of record as of immediately after the effectiveness of the merger (the Record Date):
▪	one preferred share purchase right (which we refer to as a Series A right) for each share of New Discovery Series A common stock and each share of New Discovery Series A convertible preferred stock outstanding immediately after the effectiveness of the merger, which Series A right will entitle the registered holder to purchase from us one one-thousandth of a share of New Discovery Series A Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the Series A junior preferred stock), at a purchase price of $100.00 per one-thousandth of a share, subject to adjustment;

▪	one preferred share purchase right (which we refer to as a Series B right) for each share of New Discovery Series B common stock outstanding immediately after the effectiveness of the merger, which Series B right will entitle the registered holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the Series B junior preferred stock), at a purchase price of $100.00 per one-thousandth of a share, subject to adjustment; and

▪	one preferred share purchase right (which we refer to as a Series C right and, collectively with the Series A rights and Series B rights, the rights) for each share of New DHC Series C common stock and New Discovery Series C convertible preferred stock outstanding immediately after the effectiveness of the merger, which Series C right will entitle the registered holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock, at a purchase price of $100.00 per one-thousandth of a share, subject to adjustment.
          The description and terms of the rights will be set forth in a Rights Agreement between us and Computershare Trust Company, N.A., as Rights Agent, a form of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The following description of the rights is qualified in its entirety by reference to the Rights Agreement.
          Separation and Distribution of Rights; Exercisablility.  The Series A rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of New Discovery Series A common stock and New Discovery Series A convertible preferred stock then outstanding, the Series B rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of New Discovery Series B common stock then outstanding and the Series C rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of New Discovery Series C Stock and New Discovery Series C convertible preferred stock then outstanding, and no separate rights certificates will be distributed with respect to any of the rights at such time. The rights will separate from the capital stock to which it is attached on the rights distribution date, which will occur upon the earlier of:
▪	10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding shares of New Discovery’s common stock (an acquiring person), other than as a result of repurchases of stock by New Discovery or purchases or holdings by certain Exempt Persons; and

▪	10 business days (or such later date as may be determined by action of New Discovery’s board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated persons becoming an “acquiring person.”
          An “Exempt Person” includes Advance/Newhouse and the members of its stockholder group and any third-party transferee that acquires all of the outstanding shares of New Discovery Series A convertible preferred stock and New Discovery Series C convertible preferred stock, so long as the number of shares of common stock beneficially owned by Advance/Newhouse (including the shares of New Discovery common stock issuable upon conversion of the New Discovery convertible preferred stock) or such third party transferee does not exceed the Maximum Amount, as such amount may be adjusted under certain circumstances. Please see “Description of New Discovery Capital Stock—Series A Convertible Preferred Stock and Series C Convertible Preferred Stock” for a summary of Maximum Amount.
          Except in certain situations, a person or group of affiliated or associated persons becomes an “acquiring person” upon acquiring beneficial ownership of New Discovery’s outstanding common stock representing in the aggregate 10% or more of the shares of New Discovery’s common stock then outstanding. For purposes of the shareholder rights plan, “group” generally means any group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.
          The rights agreement provides that, until the rights distribution date (or earlier expiration of the rights), the rights will be evidenced by and transferred with (and only with) the New Discovery Series A common stock, New Discovery Series B common stock, New Discovery Series C common stock, New Discovery Series A convertible preferred stock and New Discovery Series C convertible preferred stock to which they are attached. Until the rights distribution date (or earlier expiration of the rights), common stock and preferred stock certificates will contain a notation incorporating the rights agreement by reference. Until the rights distribution date (or earlier expiration of the rights), the transfer of any shares of New Discovery Series A common stock, New Discovery Series B common stock, New Discovery Series C common stock, New Discovery Series A convertible preferred stock or New Discovery Series C convertible preferred stock outstanding will also constitute the transfer of the rights associated with the shares of common stock or preferred stock, as applicable, represented by such shares. As soon as practicable following the rights distribution date, separate certificates evidencing the rights related to the applicable series of common stock and preferred stock (which we refer to as right certificates) will be mailed to holders of record of New Discovery common stock and preferred stock as of the close of business on the rights distribution date and thereafter such separate right certificates alone will evidence the rights.
          The rights are not exercisable unless and until a rights distribution date occurs. The rights will expire ten years after the date of the completion of the Transaction, unless such date is advanced or extended or unless the rights are earlier redeemed or exchanged by New Discovery, in each case as described below.
          Anti-dilution Adjustments.  The purchase price payable, and the number of shares of the applicable series of junior preferred stock or other securities or property issuable, upon the exercise of the rights will be subject to adjustment from time to time to prevent dilution:
▪	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of junior preferred stock;

▪	if any person acquires, or obtains the right to subscribe for or purchase the applicable junior preferred stock at a price, or securities convertible into the applicable junior preferred stock with a conversion price, less than the then current market price of the applicable junior preferred stock; or

▪	upon the distribution to holders of the applicable series of junior preferred stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in junior preferred stock) or subscription rights or warrants.

          The number of outstanding rights associated with the applicable series of common stock or convertible preferred stock, as the case may be, will also be subject to adjustment in the event of a stock dividend on a series of convertible preferred stock or common stock, as the case may be, or a subdivision, consolidation or combination of the applicable series of common stock or series of preferred stock, in each case until a rights distribution date occurs.
          Dividend and Liquidation Rights of the Junior Preferred Stock.  No shares of any series of junior preferred stock purchasable upon exercise of the rights will be redeemable. Each share of the applicable series of junior preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $10 per share and (2) an amount equal to 1,000 times the dividend declared per share of New Discovery Series A common stock, Series B common stock or Series C common stock, as the case may be. In the event of the liquidation, dissolution or winding up of New Discovery, the holders of each series of junior preferred stock will be entitled in priority to the holders of common stock to a minimum preferential payment equal to the greater of (1) $10 per share (plus any accrued but unpaid dividends and distributions) and (2) an amount equal to 1,000 times the payment made per share of New Discovery Series A common stock, Series B common stock or Series C common stock, as the case may be. Each share of the applicable series of junior preferred stock will have 1,000 times the number of votes as each share of the corresponding common stock on all matters which the corresponding common stock is entitled, voting together with the applicable series of common stock. Upon any merger, consolidation or other transaction in which shares of New Discovery’s Series A common stock or Series B common stock or Series C common stock are converted or exchanged, each share of the corresponding series of junior preferred stock will be entitled to receive 1,000 times the amount received per share of New Discovery’s Series A common stock, Series B common stock or Series C common stock, as the case may be. These rights are protected by customary anti-dilution provisions.
          Because of the nature of the dividend, liquidation and voting rights of each series of junior preferred stock, the value of the fractional share of Series A junior preferred stock purchasable upon exercise of each Series A right, the value of the fractional share of Series B junior preferred stock purchasable upon exercise of each Series B right and the value of the fractional share of Series C junior preferred stock purchasable upon exercise of each Series C right should approximate the value of one share of New Discovery Series A common stock, New Discovery Series B common stock and New Discovery Series C common stock, respectively.
          Flip-in and Flip-Over Events.  In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a Series A right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series A right shares of New Discovery Series A common stock, each holder of a Series B right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series B right shares of New Discovery Series B common stock, and each holder of a Series C right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series C right shares of New Discovery Series C common stock, in each case, having a market value equal to two times the exercise price of the Series A right, Series B right or Series C right, as the case may be. The events described in this paragraph are referred to as “flip-in events.”
          In the event that, after a person or group has become an acquiring person, New Discovery is acquired in a merger or other business combination transaction or 50% or more of New Discovery’s consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Series A right, Series B right or a Series C right (in each case other than rights beneficially owned by an acquiring person, which will have become void) will have the right to receive upon exercise of Series A rights, Series B rights or Series C rights shares of common stock of the person with which New Discovery has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Series A right, the Series B right or the Series C right, as the case may be. The events described in this paragraph are referred to as “flip-over” events.
          Exchange of the Rights.  At any time after any person or group becomes an acquiring person and prior to the earlier of the occurrence of a flip-over event or the acquisition by such acquiring person of shares of New Discovery common stock representing 50% or more of the total number of votes entitled to be cast generally by the holders of common stock then outstanding, the board of directors of New Discovery may cause the exchange of the rights (other than the rights beneficially owned by the acquiring person, which will become void), in whole or in part, for shares of the corresponding series of common stock or junior preferred stock at an exchange ratio of one share of the corresponding series of common stock or a fractional share of junior preferred stock of equivalent value for each right, subject to adjustment.
          Redemption of Rights.  At any time prior to the time a person or group becomes an acquiring person, the board of directors of New Discovery may redeem the rights in whole, but not in part, at a price of $.01 per right (referred to as the redemption price), subject to adjustment, payable, at the option of New Discovery, in cash, shares of common stock or other consideration deemed appropriate by the board of directors of New Discovery. The redemption of the rights may be made effective at the time, on the basis and with the conditions as the board of directors of New Discovery in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
          Amendment of Rights.  For so long as the rights are redeemable, New Discovery may, except with respect to the redemption price, amend the rights agreement in any manner without approval of the holders of New Discovery’s common stock. After the rights are no longer redeemable, New Discovery may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.
          No Rights as Stockholder.  Until a right is exercised or exchanged, the holder of the rights, as such, will not have any rights as a stockholder of New Discovery, including, without limitation, any right to vote or to receive dividends.
          Certain Tax Considerations.  For U.S. federal income tax purposes, the distribution by New Discovery of the rights will not be taxable to New Discovery, and the receipt of the rights which will be attached to New Discovery’s common stock and convertible preferred stock will not be taxable to holders of DHC common stock. Depending upon the circumstances, holders of the rights could recognize taxable income or gain on or after the date that the rights become exercisable or in the event that the rights are redeemed by us as provided above.

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Discovery Communications, Inc.

Date: September 12, 2008	By:	/s/ Charles Y. Tanabe

	Name:	Charles Y. Tanabe
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX
The following exhibits are filed as part of this Registration Statement on Form 8-A.

99.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect upon initial issuance of the common stock being registered hereby) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 filed on August 1, 2008 (File No. 333-151586)).

99.2	Form of Rights Agreement, by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on July 18, 2008 (File No. 333-151586)).